UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

              ------------------------------------

                         SCHEDULE 13D/A

                        (AMENDMENT No. 2)

            Under the Securities Exchange Act of 1934

                      HOLLYWOOD MEDIA CORP.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                            089144109
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                          July 24, 2002
     (Date of Event which Requires Filing of this Statement)

    --------------------------------------------------------
If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.







                       Page 1 of 15 Pages

                                          Page 2 of 15 Pages

CUSIP No. 089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
-----------------------------------------------------------------
                    I.R.S No. 04-2949533
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------

/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)             N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization            Delaware
-----------------------------------------------------------------
Number of         (7)    Sole Voting Power
  Shares                -----------------------------------------
Beneficially      (8)    Shared Voting Power      8,877,660*
 Owned by           ---------------------------------------------
   Each           (9)    Sole Dispositive Power
Reporting           ---------------------------------------------
  Person         (10)    Shared Dispositive Power   8,877,660*
  With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    8,877,660*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)   30.5%**
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------






*Includes 262,973 shares underlying currently exercisable warrants.
**Based on full exercise of warrants.

                                          Page 3 of 15 Pages

 CUSIP No.     089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NAIRI, INC.
-----------------------------------------------------------------
                    I.R.S No. 04-3446887
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
      Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------
Number of         (7)    Sole Voting Power
  Shares                -----------------------------------------
Beneficially      (8)    Shared Voting Power      8,877,660*
 Owned by           ---------------------------------------------
  Each           (9)    Sole Dispositive Power
Reporting           ---------------------------------------------
  Person         (10)    Shared Dispositive Power   8,877,660*
  With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    8,877,660*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 30.5%**
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------









*Includes 262,973 shares underlying currently exercisable warrants.
**Based on full exercise of warrants.





                                          Page 4 of 15 Pages

 CUSIP No.     089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No. 04-2261332
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Maryland
-----------------------------------------------------------------
Number of         (7)    Sole Voting Power
  Shares                -----------------------------------------
Beneficially      (8)    Shared Voting Power      8,877,660*
 Owned by           ---------------------------------------------
  Each           (9)    Sole Dispositive Power
Reporting           ---------------------------------------------
 Person         (10)    Shared Dispositive Power   8,877,660*
  With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    8,877,660*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 30.5%**
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-----------------------------------------------------------------







*Includes 262,973 shares underlying currently exercisable warrants.
**Based on full exercise of warrants.

                                          Page 5 of 15 Pages

 CUSIP No.     089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
-----------------------------------------------------------------
                   S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       United States
-----------------------------------------------------------------
Number of         (7)    Sole Voting Power
  Shares                -----------------------------------------
Beneficially      (8)    Shared Voting Power      8,877,660*
 Owned by           ---------------------------------------------
   Each           (9)    Sole Dispositive Power
Reporting           ---------------------------------------------
 Person         (10)    Shared Dispositive Power   8,877,660*
  With
-----------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting
                    8,877,660*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 30.5%**
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) IN
-----------------------------------------------------------------





*Includes 262,973 shares underlying currently exercisable warrants.
**Based on full exercise of warrants.

                                          Page 6 of 15 Pages


          This Amendment No. 2 is filed by Viacom Inc.,
NAIRI, Inc., National Amusements, Inc. and Mr. Sumner M.
Redstone (collectively, the "Reporting Persons") and amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on May 15, 2000, as amended by Amendment No. 1 filed with the SEC on February 13, 2001, with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of Hollywood Media Corp. ( "Hollywood" or the "Issuer") as follows:


Item 2.     Identity and Background.
            ------------------------
     Item 2 is amended and restated in its entirety as follows:

          This statement is filed by Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr.
Sumner M. Redstone (collectively, the "Reporting Persons").

          Viacom, a Delaware corporation, has its principal executive offices at 1515 Broadway, New York, New York 10036 and is a diversified entertainment and communications company. At April 30, 2002, approximately 68% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 11% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, was owned by NAIRI.

          NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main asset is its shares of Viacom Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

          NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America and holding the common stock of NAIRI. Sumner M. Redstone is the beneficial owner of approximately 83% of the issued and outstanding shares of capital stock of NAI as voting trustee of various trusts.

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom.

          The executive officers and directors of Viacom, NAIRI and NAI, as of July 24, 2002, are set forth on Schedules I through III attached hereto, containing the following information with respect to each such person:

          (a)  Name;

          (b)  Residence or business address; and

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                                               Page 7 of 15 Pages


          During the last five years, none of the Reporting Persons or any person named in any of Schedules I through VI attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Except for Jan Leschly, who is a Danish citizen, each person identified on Schedules I through III attached hereto is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
          Item 3 is amended and supplemented as follows:

      In May 2001, Viacom and the Issuer entered into a Securities Purchase Agreement dated as of April 25, 2001 (the "Securities Purchase Agreement") pursuant to which, among other things, Viacom received from the Issuer 310,425 Common Shares and two warrants for Common Shares, more fully described in Item 4 below, in exchange for a $1.4 million payment. Simultaneously, Viacom made a $1.6 million prepayment of existing future cash advertising and promotion commitments to the Company.


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is amended and restated in its entirety as follows:

     The Issuer's Common Shares were acquired by Viacom pursuant to the merger of CBS Corporation ("CBS"), immediate prior owner of the Common Shares, with and into Viacom on May 4, 2000.

     Viacom acquired warrants from the Issuer that entitle it to purchase up to 100,000 Common Shares at an exercise price of $7.819 per share. The warrants, which were issued to Viacom on September 18, 2000 pursuant to an agreement between Viacom and the Issuer, are exercisable from such date through September 18, 2003.

     In May 2001 Viacom (i) acquired 310,425 Common Shares at $4.51 per share pursuant to the Securities Purchase Agreement;
(ii) received an immediately exercisable warrant for 162,973 Common Shares with an expiration date of May 2006, and an exercise price of $6.44, that was adjusted down to $4.51 on April 30, 2002 ("Warrant A"); and (iii) received a warrant for up to 439,251 Common Shares ("Warrant B") to be issued at certain specified times in the event that the market price of the Issuer's Common Shares dropped below specified levels. The 310,425 Common Shares and all of the Common Shares underlying Warrant A and Warrant B were registered by the Issuer pursuant to a Registration Rights Agreement between Viacom and the Issuer, dated as of May 1, 2002 (the "Registration Rights Agreement").

     In December 2001, Hollywood issued 220,402 Common Shares to
Viacom pursuant to Warrant B, and an additional 14,928 Common
Shares in lieu of cash owed to Viacom by Hollywood pursuant to the Registration Rights Agreement.

     On July 24, 2002, Hollywood issued an additional 218,009
Common Shares to Viacom pursuant to Warrant B.  No further Common
Shares are issuable to Viacom pursuant to Warrant B.

                                               Page 8 of 15 Pages

     The Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as set forth herein; however, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them.




Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is amended and restated in its entirety to read as follows:

     (a) and (b) Viacom is currently the beneficial owner, with shared dispositive and voting power, of 8,877,660 Common Shares, or approximately 30.5%, of the Issuer's issued and outstanding Common Shares, including 262,973 Common Shares underlying currently exercisable warrants (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 9, 2002, plus the Common Shares issued to Viacom on July 24, 2002, and assuming the exercise of all the warrants referred to above and such underlying shares to be issued and outstanding for purposes of this calculation).

     NAIRI is currently the beneficial owner, with shared dispositive and voting power, of 8,877,660 Common Shares, or approximately 30.5%, of the Issuer's issued and outstanding Common Shares, including 262,973 Common Shares underlying currently exercisable warrants (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 9, 2002, plus the Common Shares issued to Viacom on July 24, 2002, and assuming the exercise of all the warrants referred to above and such underlying shares to be issued and outstanding for purposes of this calculation).

     NAI is currently the beneficial owner, with shared dispositive and voting power, of 8,877,660 Common Shares, or approximately 30.5%, of the Issuer's issued and outstanding Common Shares, including 262,973 Common Shares underlying currently exercisable warrants (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 9, 2002, plus the Common Shares issued to Viacom on July 24, 2002, and assuming the exercise of all the warrants referred to above and such underlying shares to be issued and outstanding for purposes of this calculation).

     As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of 8,877,660 Common Shares, or approximately 30.5%, of the Issuer's issued and outstanding Common Shares, including 262,973 Common Shares underlying currently exercisable warrants (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 9, 2002, plus the Common Shares issued to Viacom on July 24, 2002, and assuming the exercise of all the warrants referred to above and such underlying shares to be issued and outstanding for purposes of this calculation).

     (c)  As described in Item 4 above, on July 24, 2002,
     Hollywood issued 218,009 Common Shares to Viacom pursuant to
     Warrant B.

     (d)  None.

     (e)  N/A

                                               Page 9 of 15 Pages


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.
          -------------------------------------------------------

          Item 6 is amended and restated in its entirety to read as follows:

          Except for the Securities Purchase Agreement, the Registration Rights Agreement, Warrant A and Warrant B described in Items 3 and 4 above, none of the Reporting Persons has entered into, or amended any existing, agreement with respect to the Common Shares or other securities of the Issuer since the prior statement on Schedule 13D, or any amendment thereto, that was filed by certain of the Reporting Persons or any predecessor thereof. Viacom, as successor by merger to CBS, has assumed all rights and obligations of CBS.

          The information set forth under Item 4 above is incorporated by reference. The descriptions of the Securities Purchase Agreement, the Registration Rights Agreement, Warrant A and Warrant B herein do not purport to be complete and are qualified in their entirety by reference to the agreements attached hereto as Exhibits 2, 3, 4 and 5.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------
Exhibit 1 Joint Filing Agreement among Viacom Inc., NAIRI, Inc.,
          National Amusements, Inc. and Sumner M. Redstone.

Exhibit 2 Securities Purchase Agreement between Hollywood Media
          Corp. and Viacom Inc., dated as of April 25, 2001.

Exhibit 3 Registration Rights Agreement between Hollywood Media
          Corp. and Viacom Inc., dated as of May 1, 2001.

Exhibit 4 Common Stock Warrant Certificate W-A-3 dated May 1,
          2001 issued by Hollywood Media Corp. to Viacom Inc.

Exhibit 5 Common Stock Adjustment Warrant Certificate W-B-3 dated
          May 1, 2001 issued by Hollywood Media Corp. to Viacom
          Inc.

                                         Page 10 of 15 Pages

                           Signatures
                          -------------


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



July 29, 2002

                                   VIACOM INC.

                                 By:  /s/Michael D. Fricklas
				      -------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and
					Secretary

                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
					---------------------
                                        Sumner M. Redstone
                                        Chairman and President

                                   NATIONAL AMUSEMENTS, INC.


                                   By:  /s/ Sumner M. Redstone
					------------------------
                                        Sumner M. Redstone,
                                        Chairman and Chief
					Executive
                                        Officer


                                   /s/ Sumner M. Redstone
				   -----------------------
                                   Sumner M. Redstone,
                                   Individually

                                              Page 11 of 15 Pages

                           SCHEDULE I
                        ----------------
               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of
                           VIACOM INC.
                        -----------------

I:A  DIRECTORS

NAME AND BUSINESS ADDRESS     PRESENT PRINCIPAL OCCUPATION
			      AND ADDRESS OF EMPLOYMENT
--------------------------    -------------------------------
David Andelman                Attorney
Lourie and Cutler             Lourie and Cutler
60 State Street               60 State Street
Boston, MA  02109             Boston, MA  02109

George S. Abrams              Attorney
Winer & Abrams                Winer & Abrams
60 State Street               60 State Street
Boston, MA 02109              Boston, MA  02109

George H. Conrades            Chairman and Chief Executive
AKAMAI Technologies           Officer of
500 Technology Square         AKAMAI Technologies
Cambridge, MA 02139           AKAMAI Technologies
                              500 Technology Square
                              Cambridge, MA 02139

Philippe P. Dauman            Co-Chairman and CEO of DND
DND Capital Partners, LLC     Capital Partners LLC
9 West 57th  St.              DND Capital Partners, LLC
New York, N.Y. 10019          9 West 57th St.
                              New York, N.Y. 10019

William H. Gray III           President and Chief Executive
The College Fund/UNCF         Officer of The College
8260 Willow Oaks Corporate    Fund/UNCF
Drive                         The College Fund/UNCF
Fairfax, VA 22031             8260 Willow Oaks Corporate
                              Drive
                              Fairfax, VA 22031

Mel Karmazin                  President & Chief Operating
Viacom Inc.                   Officer
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY 10036

Jan Leschly                   Chairman and CEO
Care Capital LLC              Care Capital LLC
Princeton Overlook 1          Care Capital LLC
100 Overlook Center and       Princeton Overlook 1
Route,                        100 Overlook Center and Route,
Suite 102                     Suite 102
Princeton, NJ 08540           Princeton, NJ 08540

David T. McLaughlin           Chairman and Chief Executive
Orion Safety Products         Officer of
46 Newport road               Orion Safety Products
New London, NH 03257          Orion Safety Products
                              46 Newport Road
                              New London, NH 03257

                                              Page 12 of 15 Pages
                           SCHEDULE I
                           (Continued)
                           VIACOM INC.
                           -----------
I:A DIRECTORS (CONTINUED)

NAME AND BUSINESS ADDRESS     PRESENT PRINCIPAL OCCUPATION
                              AND ADDRESS OF EMPLOYMENT
----------------------------  -------------------------------
Ken Miller                    Independent Financial Advisor
c/o Paul, Weiss, Rifkind,     c/o Paul, Weiss, Rifkind,
Wharton & Garrison            Wharton & Garrison
1285 Avenue of the Americas   1285 Avenue of the Americas
New York, N.Y. 10019          New York, N.Y. 10019

Leslie Moonves                President and Chief Executive
Viacom Inc.                   Officer of CBS Television
1515 Broadway                 CBS Television
New York, NY 10036            7800 Beverly Blvd.
                              Los Angeles, CA 90036

Brent D. Redstone             Director of National
c/o Showtime Networks Inc.    Amusements, Inc.
1633 Broadway                 National Amusements, Inc.
New York, NY  10019           200 Elm Street
                              Dedham, MA  02026

Shari Redstone                President of National
National Amusements, Inc.     Amusements, Inc. and Executive
200 Elm Street                Vice President of NAIRI, Inc.
Dedham, MA  02026             National Amusements, Inc.
                              200 Elm Street
                              Dedham, MA  02026

Sumner M. Redstone            Chairman & CEO, National
Viacom Inc.                   Amusements, Inc.;
1515 Broadway                 Chairman & Chief Executive
New York, NY 10036            Officer
                              Viacom Inc.
                              1515 Broadway
                              New York, NY 10036

Fredric V. Salerno            Vice Chairman and CFO, Verizon
Verizon Communications        Communications
1095 Avenue of the Americas   Verizon Communications
New York, NY 10036            1095 Avenue of the Americas
                              New York, NY  10036

William Schwartz              Counsel
Cadwalader Wickersham & Taft  Cadwalader Wickersham & Taft
100 Maiden Lane               100 Maiden Lane
New York, N.Y. 10038          New York, N.Y. 10038

Ivan Seidenberg               President and Chief Executive
Verizon Communications        Officer of Verizon
1095 Avenue of the Americas   Communications
New York, NY 10036            Verizon Communications
                              1095 Avenue of the Americas
                              New York, NY  10036

Patty Stonesifer              Co-Chair and President of
Bill and Melinda Gates        Bill and Melinda Gates
Foundation                    Foundation
1551 Eastlake Ave. East       Bill and Melinda Gates
Seattle, WA 98102             Foundation
                              1551 Eastlake Ave. East
                              Seattle, WA 98102

Robert D. Walter              Chairman and Chief Executive
Cardinal Health, Inc.         Officer of Cardinal Health,
7000 Cardinal Place           Inc.
Dublin, OH 43017              Cardinal Health, Inc.
                              7000 Cardinal Place
                              Dublin, OH 43017

                                        Page 13 of 15 Pages
                           SCHEDULE I

                           (continued)

                           VIACOM INC.
                         --------------

I:B  EXECUTIVE OFFICERS:
NAME AND BUSINESS ADDRESS     PRESENT PRINCIPAL OCCUPATION AND
                              ADDRESS OF EMPLOYMENT
----------------------------- --------------------------------

Sumner M. Redstone            Chairman & CEO, National
Viacom Inc.                   Amusements, Inc.;
1515 Broadway                 Chairman & Chief Executive
New York, NY 10036            Officer
                              Viacom Inc.
                              1515 Broadway
                              New York, NY 10036

Mel Karmazin                  President & Chief Operating
Viacom Inc.                   Officer
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY 10036

Richard J. Bressler           Sr. EVP, Chief Financial Officer
Viacom Inc.                   Viacom Inc.
1515 Broadway                 1515 Broadway
New York, NY 10               New York, NY  10036

Michael D. Fricklas           EVP, General Counsel and
Viacom Inc.                   Secretary
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY  10036

Carl D. Folta                 Senior Vice President, Corporate
Viacom Inc.                   Relations
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY 10036

Carol Melton                  Senior Vice President, Government
Viacom Inc.                   Relations
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY 10036

William A. Roskin             Sr. VP, Human Resources and
Viacom Inc.                   Administration
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY  10036

Martin M. Shea                Senior Vice President, Investor
Viacom Inc.                   Relations
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY 10036

Robert G. Freedline           Vice President and Treasurer
Viacom Inc.                   Viacom Inc.
1515 Broadway                 1515 Broadway
New York, N.Y. 10036          New York, N.Y. 10036

Susan C. Gordon               Vice President, Controller &
Viacom Inc.                   Chief Accounting Officer
1515 Broadway                 Viacom Inc.
New York, NY 10036            1515 Broadway
                              New York, NY 10036

                                      Page 14 of 15 Pages
                           SCHEDULE II
                        -----------------

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                           NAIRI, Inc.
                         --------------

II:A DIRECTORS
NAME AND BUSINESS ADDRESS   PRESENT PRINCIPAL OCCUPATION AND
                            ADDRESS OF EMPLOYMENT
--------------------------  ---------------------------------
Sumner M. Redstone          Chairman & CEO, National Amusements,
Viacom Inc.                 Inc.;
1515 Broadway               Chairman & Chief Executive Officer
New York, NY 10036          Viacom Inc.
                            1515 Broadway
                            New York, NY 10036

Shari Redstone              President of National Amusements,
National Amusements, Inc.   Inc. and Executive Vice President of
200 Elm Street              NAIRI, Inc.
Dedham, MA  02026           National Amusements, Inc.
                            200 Elm Street
                            Dedham, MA  02026

George S. Abrams            Attorney
Winer & Abrams              Winer & Abrams
60 State Street             60 State Street
Boston, MA  02109           Boston, MA  02109

David Andelman              Attorney
Lourie and Cutler           Lourie and Cutler
60 State Street             60 State Street
Boston, MA  02109           Boston, MA  02109

Philippe P. Dauman          Co-Chairman and CEO of DND Capital
DND Capital Partners, LLC   Partners LLC
9 West 57th  St.            DND Capital Partners, LLC
New York, N.Y. 10019        9 West 57th St.
                            New York, N.Y. 10019

Brent D. Redstone           Director of National Amusements, Inc.
c/o Showtime Networks Inc.  National Amusements, Inc.
1633 Broadway               200 Elm Street
New York, NY  10019         Dedham, MA  02026


II:B  Executive Officers

Name and Business Address   Present Principal Occupation and
                            Address of Employment
------------------------    --------------------------------
Sumner M. Redstone          See schedule II:A
See schedule II:A

Shari Redstone              See schedule II:A
See schedule II:A

Jerome Magner               VP and Treasurer of National Amusements,
National Amusements, Inc.   Inc., and NAIRI, Inc.
200 Elm Street              National Amusements, Inc.
Dedham, MA  02026           200 Elm Street
                            Dedham, MA  02026

Richard Sherman             Vice President of National Amusements,
National Amusements, Inc.   Inc. and NAIRI, Inc.
200 Elm Street              National Amusements, Inc.
Dedham, MA  02026           200 Elm Street
                            Dedham, MA  02026

Tilly Berman                Secretary of National Amusements, Inc. and
National Amusements, Inc.   NAIRI, Inc.
200 Elm Street              National Amusements, Inc.
Dedham, MA  02026           200 Elm Street
                            Dedham, MA  02026

                                Page 15 of 15 Pages

                          SCHEDULE III
                     -----------------------
               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                    NATIONAL AMUSEMENTS, INC
                  ----------------------------


III:A  DIRECTORS
NAME AND BUSINESS ADDRESS   PRESENT PRINCIPAL OCCUPATION AND
                            ADDRESS OF EMPLOYMENT
--------------------------  ---------------------------------

Sumner M. Redstone          See schedule II:A
See schedule II:A

Shari Redstone              See schedule II:A
See schedule II:A

George S. Abrams            See schedule II:A
See schedule II:A

David Andelman              See schedule II:A
See schedule II:A

Philippe P. Dauman          See schedule II:A
See schedule II:A

Brent D. Redstone           See schedule II:A
See schedule II:A


II: B    EXECUTIVE OFFICERS

NAME AND BUSINESS ADDRESS   PRESENT PRINCIPAL OCCUPATION AND
                            ADDRESS OF EMPLOYMENT
------------------------    ---------------------------------
Sumner M. Redstone          See schedule II:A
See schedule II:A

Shari Redstone              See schedule II:A
See schedule II:A

Jerome Magner               See schedule II:B
See schedule II:B

Richard Sherman             See schedule II:B
See schedule II:B

Tilly Berman                See schedule II:B
See schedule II:B